UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION


PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


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In the matter of

CSW Energy, Inc.                                             REPORT FOR PERIOD
Dallas, Texas  75266-0789                                    July 1, 1998 to
                                                             September 30, 1998

File No.  070-07758                                          PURSUANT TO RULE 24


         This  report  is filed  under  Rule 24 of the  Public  Utility  Holding
Company Act of 1935 by CSW Energy, Inc. ("CSW Energy"), a wholly owned subsidiary of Central and South West Corporation ("CSW"). Under HCAR 35-26417, CSW Energy is authorized to participate in cogeneration projects and to provide consulting services with respect to IPPs. Attached is the information required pursuant to HCAR 35-26417.

(1)      A balance sheet as of the relevant report date. See Exhibit A.

(2)      Income statements for the twelve months ended. See Exhibit B.

(3)      Name, owner, and location of each IPP served by CSW Energy during the
         quarter.     None.

(4)      The amount of compensation received for each IPP project.    None.

(5) Information on intercompany transactions with CSW Energy related to CSW Energy's consulting services, including (a) the name of each associate company providing services, (b) a listing of services provided and (c) the total dollar amount of services provided, broken down by associate
         company.     None.



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                                S I G N A T U R E


         As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, CSW Energy, Inc. has duly caused this report to be signed on its behalf on this 25th day of November, 1998.

                                               CSW Energy, Inc.


                                               /s/ Sandra S. Bennett
                                                   Sandra S. Bennett
                                                   Controller